

September 30, 2013

Via E-mail
Richard M. McVey
Chief Executive Officer
MarketAxess Holdings, Inc.
299 Park Avenue
New York, NY 10171

      Re: **MarketAxess Holdings, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 Filed February 21, 2013
                 Form 10-Q for the Quarterly Period Ended June 30, 2013
                 Filed July 26, 2013
                 File No. 001-34091

Dear Mr. McVey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Critical Accounting Estimates, page 48

Revenue Recognition, page 49

1.   We note that commission revenue, which represents approximately 88% of total revenue for the period ending December 31, 2012, is generally calculated as a percentage of the notional dollar volume of bonds traded on the platform based upon transaction fee plans, which include a distribution and variable fee plan. Please tell us, and address the following in your future filings:

- Explain the type of transactions and/or products that generate either a monthly distribution fee plan versus a variable fee plan;
- Disclose the amount of commission revenues that are received from clients that are institutional investors; and
- Discuss whether a broker dealer client can switch between a distribution fee plan and a variable fee plan and the related impact that it could have on revenues.

2.   Furthermore, we note that commission revenues also consist of commission earned on trades that you execute between and among institutional investor and broker-dealer clients by serving as counterparty to both the buyer and the seller. In future filings please quantify the amount of revenue earned from these transactions to the extent such revenue is material.

Item 8. Financial Statements and Supplementary Data, page 65

Notes to Consolidated Financial Statements, page 73

Significant Accounting Policies, page 73

Software Development Costs, page 74

3.   We note that you capitalize payroll related costs and third party consulting costs incurred during the preliminary software project stage. Please tell us how this accounting policy complies with the guidance in ASC 340-40-25-1 as it requires that internal and external costs incurred during the preliminary project stage shall be expensed as they are incurred.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements, page 3

Consolidated Statements of Comprehensive Income, page 5

4.   Please tell us how you complied with the guidance in ASC 220-10-45-14 through 45-17 regarding how reclassifications out of other comprehensive income are presented in your financial statements. Please advise and revise your future filings as necessary.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Richard M. McVey
MarketAxess Holdings, Inc.
September 30, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Yolanda Trotter at (202) 551-3472 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief